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                            June 24, 2021

       Luis von Ahn
       Chief Executive Officer
       Duolingo, Inc.
       5900 Penn Avenue
       Pittsburgh, PA 15206

                                                        Re: Duolingo, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 7,
2021
                                                            CIK: 0001562088

       Dear Dr. von Ahn:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 27, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Selected Consolidated Financial and Other Data
       Consolidated Statements of Operations Data, page 73

   1. Note (a) to your computation of unaudited pro forma basic and diluted net loss per share indicates that you have
adjusted the numerator to reflect stock-based compensation
                                                        expense related to RSUs
for which the service-based vesting condition and performance-
                                                        based vesting condition
have been satisfied in connection with the offering. However note
                                                        (b) appears to indicate
that you have also included other stock based awards in the
                                                        adjustment to the
denominator. Please clarify the awards that are included in this adjustment and why it
is appropriate to include them as a pro forma adjustment. Please
 Luis von Ahn
FirstName  LastNameLuis von Ahn
Duolingo, Inc.
Comapany
June       NameDuolingo, Inc.
     24, 2021
June 24,
Page 2 2021 Page 2
FirstName LastName
         also clarify how you considered including the compensation expense associated with these awards in the numerator to your pro forma calculation.
2. Note (b) to your computation of unaudited pro forma basic and diluted net loss per share indicates that your adjustment includes 1,788,000 RSUs that vested as of March 31, 2021 for which the performance-based vesting condition will be satisfied in connection with this offering. However, your disclosure on page F-37 indicates that there were only 34,000
         RSUs outstanding as of January 1, 2021 and 8 RSUs granted during the three months ended March 31, 2021. Please reconcile these disclosures.
Non-GAAP Financial Measures, page 77

3. You disclose a Free Cash Flow that is adjusted for the Tender offer-related costs. Please tell us what consideration was given to the guidance in Item 10(e)(1)(ii)(A) of Regulation
         S-K, which states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner. Please explain or revise your disclosure accordingly. Management's Discussion and Analysis of Financial Condition and Results of Operations
Subscription, page 82

4. We note your response to prior comment 4. Please disclose the renewal rates and any known material trends related to renewal rates for each of the subscription plans for all periods presented.
Unaudited Condensed Consolidated Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Contributors, page F-31

5. Please further clarify the nature of your volunteer program whereby contributors became eligible to receive a $5,098,000 award. Clarify if the contributors are employees and the terms of the arrangement, including specific services provided and eligibility criteria. Tell us how you determined it was appropriate to recognize expenses during the quarter ended
         March 31, 2021 rather than prior periods as services were provided. Please also clarify if other parties will perform these services in the future and if you expect to incur increased expenses as a result. If so, please clarify your disclosure on page
92. Lastly, tell us why it
         is appropriate to exclude these expenses from your Adjusted EBITDA calculation disclosed on page 76, and how you took into consideration Rule 100(b) or Regulation G.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Luis von Ahn
Duolingo, Inc.
June 24, 2021
Page 3




                                 Sincerely,
FirstName LastNameLuis von Ahn
                                 Division of Corporation Finance
Comapany NameDuolingo, Inc.
                                 Office of Technology
June 24, 2021 Page 3
cc:       Alison Haggerty
FirstName LastName